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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             (AMENDMENT NO. 3)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 10)

                                 MAXSERV, INC.
                           (NAME OF SUBJECT COMPANY)

                             SEARS, ROEBUCK AND CO.
                         MAX ACQUISITION DELAWARE INC.
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   005779171
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             MICHAEL D. LEVIN, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             SEARS, ROEBUCK AND CO.
                               3333 BEVERLY ROAD
                           HOFFMAN ESTATES, IL 60179
                                 (847) 286-2500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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                                    COPY TO:
                             MARK D. GERSTEIN, ESQ.
                                LATHAM & WATKINS
                            SEARS TOWER, SUITE 5800
                             233 SOUTH WACKER DRIVE
                             CHICAGO, IL 60606-6401
                                 (312) 876-7700

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  Sears, Roebuck and Co. and Max Acquisition Delaware Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on February 4, 1997, with respect to the offer to purchase any and all of the shares of Common Stock, par value $.01 per share, of MaxServ, Inc., at a price of $7.00 per share upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. This Amendment No. 3 to the
Schedule 14D-1 also constitutes the Amendment No. 10 to the Statement on
Schedule 13D of Parent and Purchaser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10(f) of the Schedule 14D-1 is hereby amended to read as follows:

  The Board of Directors of MaxServ held a telephonic meeting on February 13, 1997. At the meeting, the MaxServ Board unanimously delegated the preparation, execution and filing of the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to the Special Committee, provided, however, that Parent and those directors on the MaxServ Board designated by Parent be afforded an opportunity to review the Schedule 14D-9 prior to the filing thereof with the Commission. Pursuant to resolutions adopted at the meeting, however, the Special Committee was not obligated to modify the
Schedule 14D-9 to accommodate any comments received from Parent or those directors on the MaxServ Board designated by Parent in connection with their review of the draft Schedule 14D-9.

  Following the February 13 meeting and in anticipation of the review of the Special Committee's draft of the Schedule 14D-9, Mr. Matthew Myren, Senior Counsel to Parent, sent the following letter to Mr. Edgar J. Marston, III, legal counsel to the Special Committee, on behalf of those directors on the MaxServ Board designated by Parent.

                                             February 13, 1997

  Mr. Edgar J. Marston, III

  Bracewell & Patterson, L.L.P.

  Pennzoil Place--South Tower

  711 Louisiana Street, Suite 2900

  Houston, Texas 77002-2781

  Dear Edgar:

    In light of the adoption this afternoon of the authorizing resolutions regarding Schedule 14D-9 (the "Schedule") to be prepared in response to the tender offer (the "Offer") and Schedule 14D-1 of Sears, Roebuck and Co. ("Sears"), and in an effort to minimize the need to consult at great length over the holiday weekend, I have been asked to provide you in advance an outline of the issues the Sears-designated directors believe will need to be addressed in the Special Committee's filing of the Schedule.

    As to substantive matters, we believe that the following matters should be expressly addressed by the Special Committee in its draft of the Schedule:

    1. The Special Committee's Repeated Unwillingness to Meet with Sears. In light of Sears expression, through counsel and officers of Sears, of a desire to meet on the basis that Sears, although it believes it is paying a fair price, could find value in a transaction approved by the Special Committee and would increase its offer in such a context, the unwillingness of the Special Committee to meet appears to be a breach of the Special Committee's duties of care and loyalty. In specific, the Special Committee's response, through counsel, that it is unwilling to meet with Sears unless Sears is prepared

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  to pay a price in excess of $8.00 per share can only be consistent with the Special Committee's fiduciary duties if the Special Committee has been advised by its financial advisor that any price less than $8.00 per share would not be fair, from a financial point of view, to the Company's stockholders. If this is the case, the Special Committee is required by Item 4(b) to set forth such opinion in the Schedule.

    2. Alternatives Available to Stockholders. If the Special Committee recommends that stockholders not sell their shares and instead exercise appraisal rights, the full reasons therefor should be set forth. In particular, any efforts to draw analogies between the instant case and the most recent Technicolor decision (which you highlighted to Mr. Gerstein as a supposed reason for the Special Committee's reluctance to recommend the Offer) should carefully explain the factual distinctions between that case and the present situation.

    3. The Intentions of Mr. Rivelli with Respect to the Offer. Pursuant to Item 6, the Schedule will need to disclose the intentions of Mr. Rivelli with respect to the shares of MaxServ, Inc. (the "Company") owned by the Sunwestern entities. In specific, as Mr. Rivelli has previously reflected beneficial ownership of 1,029,800 shares in the Company's Proxy Statement for the 1996 annual meeting, he is required by Item 6(b) of the Schedule to disclose whether he will tender his shares in the Offer. Under Item 8, in order that such statement of intentions not be misleading, if Mr. Rivelli expresses an intention of Sunwestern not to sell its shares at $7.00 in the Offer, we assume he will include a reconciliation of this intent with Sunwestern's disposition of approximately 131,000 shares in 1996 at a weighted average price of approximately $3.67, and with sales of 17,500 shares as recently as late September 1996 at an average price of $5.09. These most recent sales followed the public disclosures by the Company of the concept system in its 1996 annual report and Form 10-KSB.

    4. Fairness versus Inadequacy. The Special Committee and its financial advisor continue to carefully refer to the Sears offer as "inadequate." While the Special Committee may wrongfully view this as an appropriate posture for negotiations, it is not an appropriate basis for the Special Committee recommending against tendering in the Offer. The concept of inadequacy is appropriate to circumstances in which the Board believes it has better offers to pursue or may choose to remain public. Neither alternative is available in the current circumstances. As a consequence, any recommendation by the Special Committee must rest on the "fairness" of the Offer, for it would be materially misleading for the Special Committee to recommend against the Offer on the basis of an "inadequacy" opinion of its financial advisor when such an opinion presumes options not available or does not address the ultimate fairness question with respect to Sears offer. In this context Broadview Associates, Inc. may be breaching fiduciary and other duties to the Board if it provides an inadequacy opinion without giving full context to such a statement by opining on the fairness of the Offer. See In re Daisy Systems Corporation, 97 F. 3d. 1171 (9th Cir. 1996).

    Separately, and as a procedural matter, we would appreciate contact information over the holiday weekend for counsel to the Special
  Committee so that the opportunity to comment and consult may be fully realized.

    We look forward to the Special Committee's draft and your call regarding arrangements for commenting upon it.

                                             Very truly yours,

                                             /s/ Matthew Myren
                                             ------------------------------

                                             Matthew Myren

                                             Senior Counsel

  Parent and those directors on the MaxServ Board designated by Parent were provided the opportunity to review a draft of the Schedule 14D-9 on Friday, February 14, 1997. On behalf of those directors on the MaxServ Board designated by Parent, Mr. Myren sent the following letter to Mr. Marston on Monday, February 17, 1997.


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                                             February 17, 1997

  Mr. Edgar J. Marston, III

  Bracewell & Patterson, L.L.P.

  Pennzoil Place--South Tower

  711 Louisiana Street, Suite 2900

  Houston, Texas 77002-2781

  Dear Edgar:

    On behalf of the Sears-designated directors of MaxServ, Inc. (the "Company"), I offer the following comments on the Schedule 14D-9 (the "Schedule") prepared by the Special Committee and its advisors:

    1. We are concerned stockholders are being misled by the Special Committee's recommendation not to tender and to consider withdrawing tendered shares on the basis of the Special Committee's "belief" that the planned second-step merger cannot be accomplished if no more than approximately 71,093 shares are tendered. The contractual limitation upon which the Special Committee relies in support of this belief provides by its very terms that Sears may acquire shares "without regard to the foregoing limitation if a tender offer is made"--such a tender offer has been made. The Special Committee's interpretation is erroneous at best and appears to be in bad faith; we are particularly concerned because no reference is made to a legal opinion or other formal advice of counsel being the basis of the Special Committee's "belief".

    Moreover, we are concerned it is misleading for the Special Committee to urge action which the Special Committee professes to believe will prevent a second-step merger without prominently disclosing the likely adverse impact upon the market price for the Company's shares that would result if the Special Committee were correct and a second-step merger were thus to be prevented.

    2. We are concerned stockholders are being misled by the Special Committee's recommendation that stockholders consider not tendering, dissenting from a second-step merger, and participating in a Delaware appraisal proceeding, without prominently disclosing that stockholders who do so may well receive less than $7.00 per share in that appraisal proceeding.

    3. In its proposed letter and press release, the Special Committee states that it will "continue to negotiate with Sears..." As the Special Committee has refused to meet with Sears to negotiate since the Offer commenced, the statement misleads stockholders into believing the Special Committee is negotiating with Sears when it refused to do so, even after Sears indicated it was prepared to increase its offer in a negotiated transaction. The only correct characterization of the Special Committee's posture is that it will only accept a price of $8.00 or more per share, and will not otherwise negotiate with Sears.

    4. We are concerned stockholders will be misled if only a brief summary of the analysis by Broadview Associates is provided in the Schedule. As the Special Committee has had access to the projections and plans of MaxServ's management, the Special Committee is legally required to provide much greater detail to the public stockholders concerning the valuation methods used and assumptions made in Broadview's analysis. This omission is in stark contrast to Sears disclosure of the details of the analysis by Merrill Lynch in the Offer to Purchase, leaving stockholders unable to compare and evaluate these two differing opinions and determine for themselves which valuation methodologies and assumptions are more reasonable. It is precisely these differing assumptions that have led Sears and the Special Committee to reach differing conclusions as to value.

    5. We are concerned that Broadview has chosen to rely on an article about Sears Home Services in Time magazine for certain assumptions it has made about the growth in MaxServ revenues attributable to business from only one division of Home Services as opposed to the information we understand was directly supplied by Sears to Broadview and MaxServ as to such matters. We believe the Sears-supplied projections to be more accurate than extrapolations from quotations in a weekly news magazine.

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    6. We continue to be concerned by the Special Committee's misleading presentation of the MaxServNet concept. Based on the information previously made available to MaxServ's Board of Directors, we believe that the Schedule exaggerates both the current status and value of the concept. In particular, we note MaxServ's projections and business plans previously presented to the Board of Directors placed little emphasis on the MaxServNet concept, either as a strategic initiative or a source of revenues. We thus remain concerned the value of MaxServNet is only "speculative" and stockholders are being misled into believing it will impact share value in an appraisal proceeding. The Schedule also fails to disclose that much of the data that MaxServ contemplates will be used in MaxServNet belongs to Sears and use of and access to this data by third parties is severely restricted in a manner which would not support the intended broad scope of the MaxServNet concept. In light of these points and others we have previously discussed, we urge you to reconsider the content of the discussion of MaxServNet in the Schedule.

    The foregoing outlines only the primary concerns of the Sears-designated directors with respect to materially misleading statements in the Schedule; it is not intended to provide an exhaustive list of objections and concerns of either the Sears-designated directors or Sears, who reserve their respective rights to assert these or any other objections in any context or forum. Moreover, we do not feel it is necessary to reiterate Sears view as to why its Offer is fair and in the best interests of MaxServ's stockholders, since its position has been clearly stated in the Offer to Purchase previously distributed to MaxServ's stockholders. Finally, we note that the individual members of the Special Committee ultimately bear full responsibility under the federal securities laws for the content of the Schedule.

    We would be glad to discuss any of the above issues with the Special Committee in more detail at its convenience.

                                             Very truly yours,

                                             /s/ Matthew T. Myren
                                             ------------------------------

                                             Matthew T. Myren

                                             Senior Counsel

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Max Acquisition Delaware Inc.
Dated: February 18, 1997

                                             /s/ John T. Pigott
                                          By: _________________________________
                                             Name: John T. Pigott
                                             Title: Vice President and
                                             Treasurer

                                          Sears, Roebuck and Co.

                                             /s/ Michael D. Levin
                                          By: _________________________________
                                             Name: Michael D. Levin
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

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